[Letterhead of HouseValues, Inc.]

December 9, 2004

Via Facsimile

Ms. Peggy Kim

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	HouseValues, Inc. Form S-1

Registration No. 333-118740

Originally filed September 1, 2004

Dear Ms. Kim:

This letter sets forth the representations of HouseValues, Inc. (the “Company”) requested in the Staff’s supplemental letter dated December 8, 2004 relating to the Company’s registration statement on Form S-1 and the Company’s initial public offering of its common stock (the “Offering”).

The Company hereby represents that the managing underwriters have:

(a)	confirmed to the Company that the managing underwriters have advised all potential members of the underwriting syndicate and the selling group and all the members of the managing underwriters’ own sales force of the material changes to the circulated preliminary prospectus that will appear in the final prospectus;

(b)	confirmed to the Company that, prior to the delivery of confirmations or final prospectuses, each member of the managing underwriters’ own sales force will advise each of its customers that is a prospective purchaser of the material changes to the circulated preliminary prospectus that will appear in the final prospectus; and

(c)	confirmed to the Company that either (1) each potential member of the underwriting syndicate and each potential member of the selling group has agreed to orally advise each of its customers that is a prospective purchaser in the Offering of the material changes to the circulated preliminary prospectus that will appear in the final prospectus prior to the delivery of confirmations or final prospectuses, or (2) prior to the delivery of confirmations or final prospectuses, all prospective purchasers will be advised of the material changes to the circulated preliminary prospectus that will appear in the final prospectus.

December 9, 2004

If you have any further comments or questions regarding this letter, please contact me at (425) 732-4102 or call Patrick Devine of Perkins Coie LLP at (206) 359-8448 or Scott Gelband of Perkins Coie LLP at (206) 359-8650.

Very truly yours,

/s/ Gregg I. Eskenazi

Gregg I. Eskenazi

General Counsel and Secretary

HouseValues, Inc.

cc:	Credit Suisse First Boston LLC

J.P. Morgan Securities Inc.

Piper Jaffray & Co.

Thomas Weisel Partners LLC

Pacific Crest Securities Inc.

Perkins Coie LLP

Wilson Sonsini Goodrich & Rosati, Professional Corporation

KPMG LLP